UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of February, 2016

Commission File Number 001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐     No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐     No   ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_Not Applicable                        .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: 19th February, 2016	By	/s/ Sanjay Dongre
	Name:	Sanjay Dongre
	Title:	Executive Vice President (Legal) & Company Secretary

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit I

Description

Communication dated 19th February, 2016 addressed to The New York Stock Exchange, New York, United States of America (USA) intimating a Press Release.

Exhibit I

CIN: L65920MH1994PLC080618	HDFC Bank Limited,
Email: shareholder.grievances@hdfcbank.com	Process House,
Website: www.hdfcbank.com	Kamala Mills Compound,
Senapati Bapat Marg,
Lower Parel, Mumbai- 400 013
Tel.: 022-2498 8484
Fax: 022-2496 5235

February 19th , 2016

New York Stock Exchange

11, Wall Street,

New Yoork,

NY 10005

USA

Dear Sir,

Re: Press Release.

HDFC Bank has outstanding bonds totaling to approx USD 1.20 bn issued from Bahrain branch. These bonds have a dual rating from Standard & Poor’s (S&P) of BBB- and Moody’s of Baa3. The Issuer Rating of HDFC Bank by S&P and Moody’s is BBB- and Baa3 respectively.

On February 17th 2016, S&P lowered its long and short term foreign and local currency sovereign credit ratings on the Kingdom of Bahrain to BB/B (stable) from BBB-/A3 (negative).

The rating criteria published by S&P restrict the rating of any Bond issued in a jurisdiction to the host country rating. Consequent to the recent rating action on Bahrain, the Bonds issued by HDFC Bank may also be subject to rating action by S&P. The Bank is in the process of carrying out modifications to the structure of all the issuances done from Bahrain in order to ensure that the Bonds issued by HDFC Bank are insulated from any rating actions on the host country.

This is for your information and record.

Thanking you,

Yours faithfully,

For HDFC Bank Limited

Sd/-

Sanjay Dongre

Executive Vice President (Legal) & Company Secretary